Sapphire Industrials Corp.

30 Rockefeller Plaza

62nd Floor

New York, New York 10020

January 15, 2008

VIA FACSIMILE & EDGAR

Mr. Jeffrey Riedler

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sapphire Industrials Corp. (the “Company”)
Registration Statement on Form S-1 (File No. 333-146620)

Dear Mr. Riedler:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, we respectfully request that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-146620) be accelerated by the Securities and Exchange Commission (the “Commission”) to 2:00 p.m. Washington D.C. time on January 17, 2008 or as soon as practicable thereafter.

The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. The Company has taken reasonable steps to make the information contained in the registration statement conveniently available to underwriters and dealers who it is reasonably anticipated will be invited to participate in the distribution of the securities to be offered or sold. Also, the Financial Industry Regulatory Authority, Inc. has reviewed the amount of compensation to be paid to the underwriters and any other arrangements among the Company, the underwriters and other broker dealers participating in the distribution, as described in the Registration Statement, and has issued a statement expressing no objections to the compensation and other arrangements.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. In addition, the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing. Finally, the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Stacy J. Kanter of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-3497 and that such effectiveness also be confirmed in writing.

Very truly yours,

SAPPHIRE INDUSTRIALS CORP.

By:	/s/ Douglas C. Taylor
Name:	Douglas C. Taylor
Title:	Chief Financial Officer and Secretary

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Stacy J. Kanter

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